United States

Securities and Exchange Commission

Washington, DC 20549

Form SD

SPECIALIZED DISCLOSURE REPORT

PolyOne Corporation

(Exact Name of Registrant as Specified in Charter)

Ohio	1-16091	34-1730488
(State or Other Jurisdiction of Incorporation)	(Commission File No.)	(I.R.S. Employer Identification Number)

PolyOne Center

33587 Walker Road,

Avon Lake, Ohio 44012

(Address of Principal Executive Offices) (Zip Code)

Lisa K. Kunkle, 440-930-1000

(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2013.

Section 1	CONFLICT MINERALS DISCLOSURE

Item 1.01	Conflict Minerals Disclosure and Report

The description of the Company’s reasonable country of origin inquiry (RCOI) process, the results of our inquiry, and the conclusions reached as a result of the RCOI are included in the Company’s Conflict Minerals Report, attached as an exhibit to this Form SD. The Form SD and Conflict Minerals Report, filed as Exhibit 1.02 hereto, are publicly available at www.polyone.com. The content of any website referred to in this Form SD is included for general information only and is not incorporated by reference in this Form SD.

Item 1.02	Exhibit

The Conflict Minerals Report required by Item 1.01 is filed as Exhibit 1.02 to this Form SD.

Section 2	EXHIBITS

Item 2.01	Exhibits

Exhibit 1.02	Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form SD.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

POLYONE CORPORATION

By:	/s/ Thomas J. Kedrowski		Date:	June 2, 2014
	Name:	Thomas J. Kedrowski
	Title:	Executive Vice President